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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

                               (Amendment No. __)*

                           Bryn Mawr Bank Corporation

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                                (Name of Issuer)

                      Common Stock, par value $1 per share

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                         (Title of Class of Securities)

                                   117665-10-9

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                                 (CUSIP Number)

                                      N/A**
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             (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[ ] Rule 13d-1(b)
[x] Rule 13d-(c)
[ ] Rule 13d-1(d)

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         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

         ** The reporting person is filing this Schedule 13G to reflect his status under Rule 13d-1 et seq. as a passive investor (as defined in SEC Release No. 34-39538).


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CUSIP No. 117665-10-9                 13G                      Page 1 of 4 Pages

The beneficial ownership of shares of Bryn Mawr Bank Corporation that is the subject of this Schedule 13G was previously reported on a Schedule 13D filed by Mr. George W. Connell. Mr. Connell is filing this Schedule 13G to reflect his status under Rule 13d-1 et seq. as a passive investor (as defined in SEC Release No. 34-39538).

1.       Name of Reporting Persons
         I.R.S. Identification No. of Above Persons (Entities Only)

         George W. Connell

2.       Check the Appropriate Box if a Member of a Group
         (a)      [ ]
         (b)      [ ]

3.       SEC Use Only

4.       Citizenship or Place of Organization

         U.S.A.

Number of Shares           5.  Sole Voting Power                        160,000
Beneficially Owned         6.  Shared Voting Power                         None
by Each Reporting          7.  Sole Dispositive Power                   160,000
Person With:               8.  Shared Dispositive Power                    None

9.       Aggregate Amount Beneficially Owned by Each Reporting Person

         160,000

10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.      Percent of Class Represented by Amount in Row 9

         7.4%

12.      Type of Reporting Person (See Instructions)

         IN



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                                                               Page 2 of 4 Pages

Item 1(a).        Name of Issuer:

                  Bryn Mawr Bank Corporation

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  801 Lancaster Avenue
                  Bryn Mawr, PA  19010

Item 2(a).        Name of Person Filing:

                  George W. Connell


Item 2(b).        Address of Principal Business Office or, if None, Residence:

                  Two Radnor Corporate Center
                  Suite 400
                  Radnor, PA  19087-4570

Item 2(c).        Citizenship:

                  U.S.A.

Item 2(d).        Title of Class of Securities:

                  Common Stock

Item 2(e).        CUSIP Number:

                  117665-10-9

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

            (a)   [ ]   Broker or dealer registered under Section 15 of the Act.
            (b)   [ ]   Bank as defined in section 3(a)(6) of the Act.
            (c)   [ ]   Insurance company as defined in section 3(a)(19) of the
                        Act.
            (d)   [ ]   Investment company registered under section 8 of the
                        Investment Company Act of 1940.
            (e)   [ ]   An investment adviser in accordance with Rule 13d-1(b)
                        (1)(ii)(E).


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                                                               Page 3 of 4 Pages


         (f)      [ ]         An employee benefit plan or endowment fund in
                              accordance with Rule 13d-1(b)(1)(ii)(F).
         (g)      [ ]         A parent holding company or control person in
                              accordance with Rule 13d-1(b)(1)(ii)(G).
         (h)      [ ]         A savings association as defined in section 3(b)
                              of the Federal Deposit Insurance Act.
         (i)      [ ]         A church plan that is excluded from the
                              definition of an investment company under section
                              3(c)(14) of the Investment Company Act of 1940.
         (j)      [ ]         Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

         If this statement is filed pursuant to Rule 13d-1(c), check this box. [x]

Item 4.  Ownership.

         (a)      Amount beneficially owned:  160,000
         (b)      Percent of class:  7.4%.
         (c)      Number of shares as to which such person has:
                  (i)      Sole power to vote or to direct the vote:  160,000.
                  (ii)     Shared power to vote or to direct the vote:  None.
                  (iii) Sole power to dispose or to direct the disposition of: 160,000.
                  (iv) Shared power to dispose or to direct the disposition of: None.

Item 5.  Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

                  None

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                  N/A

Item 8.  Identification and Classification of Members of the Group.

                  N/A



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                                                               Page 4 of 4 Pages

Item 9.           Notice of Dissolution of Group.

                  N/A

Item 10.          Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                               SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                       April 28, 1998
                                                       Date


                                                       /s/ George W. Connell
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                                                       George W. Connell
                                                       Signature


                                                       George W. Connell
                                                       ---------------------
                                                       Name/Title